                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

      SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                               (AMENDMENT NO. __)

                                  PARAVANT INC.
                            (Name of Subject Company)

                                  PARAVANT INC.
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.015 PER SHARE
                         (Title of Class of Securities)

                                    699376109
                      (CUSIP Number of Class of Securities)

                                WILLIAM R. CRAVEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  PARAVANT INC.
                     89 HEADQUARTERS PLAZA NORTH, SUITE 1421
                          MORRISTOWN, NEW JERSEY 07960
                                 (973) 631-6190
                          -------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

                                 WITH COPIES TO:

                               TOM MCALEAVEY, ESQ.
                              HOLLAND & KNIGHT LLP
                             200 SOUTH ORANGE AVENUE
                                   SUITE 2600
                             ORLANDO, FLORIDA 32801
                                 (407) 425-8500

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEWS RELEASE

FOR INFORMATION CONTACT:
JOHN ZISKO
Paravant, Inc.
(973) 631-6190

or

JOHN PLOCIC
Francioli Weiman & Company
(973) 402-0300

FOR IMMEDIATE RELEASE
---------------------
Thursday, October 24, 2002

                   PARAVANT TO BE ACQUIRED BY DRS TECHNOLOGIES
                   -------------------------------------------

         MORRISTOWN, N.J., OCTOBER 24 - Paravant, Inc. (Nasdaq: PVAT) announced today that it has signed a definitive merger agreement to be acquired by DRS Technologies, Inc. (NYSE: DRS), pursuant to which DRS, through a wholly-owned subsidiary, will purchase all of the outstanding common shares of Paravant at a price of $4.75 per share in a cash tender offer.

         The boards of directors of both companies have unanimously approved the transaction. Certain Paravant shareholders owning approximately 22 percent of the company's outstanding common stock have agreed to tender their shares in the offer. The offer is expected to commence within the next 7 days and is expected to close prior to the end of the year. The offer is subject to customary regulatory approvals and other closing conditions, including a majority of the fully diluted shares of Paravant being deposited for tender.

         DRS Technologies provides leading edge products and services to government and commercial customers worldwide. Focused on defense electronics, the company develops and manufactures a broad range of mission critical systems and components in the areas of communications, combat systems, rugged computers, electro-optics, power conversion, data storage, digital imaging, flight safety and space.

         "Joining DRS will provide the organizational strength and resources to build critical mass, increasing our ability to successfully implement our growth plans," said William R. Craven, president and chief executive officer of Paravant. "The board is unanimous in its view that this transaction represents excellent value for our shareholders."

         Mark S. Newman, DRS Technologies' chairman, president and chief executive officer, commented, "The acquisition of Paravant is highly compatible with our goals to expand our core rugged systems business base, as well as increase our presence in Air Force and intelligence agency programs."

         Wachovia Securities, Inc. is serving as financial advisor to Paravant on the transaction.

         This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Paravant, Inc. At the commencement of the tender offer, the tender offer statement will be filed by DRS Technologies and its wholly-owned subsidiary with the Securities and Exchange Commission (SEC) on Schedule TO, and the solicitation/recommendation statement will be filed by Paravant with the SEC on
Schedule 14D-9. Investors and security holders are advised to carefully read these materials when they become available, as they will contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. When available, investors and security holders may obtain these and other documents filed by Paravant and DRS Technologies free of charge from either company or from the SEC's web site at HTTP://WWW.SEC.GOV.

         Paravant is a defense electronics company and ranks among the top 100 defense firms in the world. Paravant manufactures computers, controllers and communications interfaces utilized in the battlefield. The company also produces very high-speed processing equipment for the intelligence community and offers modernization design and installation services for selected rotary- and fixed-wing military aircraft.

         For more information about Paravant, please visit the company's web site at www.paravant.com.

THIS PRESS RELEASE CONTAINS STATEMENTS NOT RELATING TO HISTORICAL FACTS, INCLUDING STATEMENTS RELATING TO THE TIMING OF THE EXPECTED COMPLETION OF THE TENDER OFFER, THAT ARE INTENDED TO BE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THAT TERM IN SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES ACT OF 1934, AS AMENDED. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISK AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS TO DIFFER FROM THE FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, THE PARTIES' ABILITY TO SATISFY ALL OF THE CONDITIONS TO THE COMPLETION OF THE TENDER OFFER OR THE CLOSING OF THE ACQUISITION AND OTHER FACTORS SET FORTH IN REPORTS AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME. THE WORDS "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "ANTICIPATE," "WILL," "COULD," "MAY," "SHOULD," "PLAN," "POTENTIAL," "PREDICT," "PROJECT," "FORECAST," AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF IDENTIFY CERTAIN OF SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATES ON WHICH THEY WERE MADE. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. READERS ARE CAUTIONED THAT ANY SUCH FORWARD- LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS.


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